EXHIBIT 21.1

SUBSIDIARIES OF SANDER MORRIS HARRIS GROUP INC.

Subsidiary	State of Organization

Sanders Morris Harris Inc.	Texas
Pinnacle Management & Trust Co.	Texas
SMH Capital Advisors, Inc.	Texas
SMH Capital, Inc.	Texas
TEI, Inc.	Texas